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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ElkCorp
(Name of Subject Company (Issuer))

BMCA Acquisition Inc.,

Building Materials Corporation of America
(Names of Filing Persons — Offeror)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

Building Materials Corporation of America
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman, Esq.
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable*	Not applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: Form or Registration None Not Applicable Filing Party: Not Applicable Date Filed: Not Applicable No.:

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO is filed by Building Materials Corporation of America, a Delaware corporation ("BMCA"), and BMCA Acquisition Inc., a Delaware corporation (including any successor thereto, the "Purchaser"). Pursuant to Exchange Act Rule 14d-2 and General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by BMCA and the Purchaser.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release, dated December 18, 2006.
99.2	Letter from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp, dated December 18, 2006.

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SCHEDULE TO
EXHIBIT INDEX